Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION PROVIDES

2011 U.S. INCOME TAX INFORMATION

CALGARY, ALBERTA - (Feb. 17, 2012) – Penn West Petroleum Ltd. (TSX:PWT) (NYSE:PWE) (“Penn West”) is pleased to provide tax information to assist individual U.S. shareholders in reporting the distribution received from Penn West Energy Trust and dividends received from Penn West on their IRS Form 1040 – U.S. Individual Income Tax Return for the 2011 calendar year.

This information can be found by following the link below or by accessing the Penn West Exploration website at www.pennwest.com.

http://www.pennwest.com/distributions-taxation/tax-information.asp

For further information, please contact:

PENN WEST EXPLORATION

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com